January 16, 2007

Mr. Craig Wilson, Senior Assistance Chief Accountant
Mr. Marc Thomas, Senior Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Manatron, Inc. Form 10-K for Fiscal Year Ended April 30, 2006 File No. 000-15264

This letter is in response to your request dated December 12, 2006.

Comment One

Your response to prior comment number 1 from our letter dated August 24, 2006 indicates that certain of the cost centers shown in the reports reviewed by your chief operating decision maker (CODM) do meet the first two criteria of an operating segment as outlined within paragraph 10 of SFAS 131. Your response further indicates that these costs centers do not meet the third criteria in that they do not have discrete financial information available. As a result, you have concluded that the cost centers do not represent operating segments for purposes of SFAS 131. However, the information contained in the example CODM report previously provided to us does appear to represent discrete financial information as contemplated by the third criteria in paragraph 10 of SFAS 131. In this regard, while there may be certain shared costs that are not allocated, the existence of these types of costs is not sufficient to support a conclusion that discrete financial information is [not*] available. In addressing the measurement of segment items, SFAS 131, par.29 indicates the following:

The amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing an enterprise's general purpose financial statements and allocations of revenues, expenses and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment's profit or loss that is used by the chief operating decision maker. Similarly, only those assets that are included in the measure of the segment's assets that is used by the chief operating decision maker shall be reported for that segment. If amounts are allocated to reported segment profit or loss or assets, those amounts shall be allocated on a reasonable basis.

Mr. Craig Wilson, Senior Assistance Chief Accountant
Mr. Marc Thomas, Senior Accountant
Securities and Exchange Commission
January 16, 2007

_____________________________________

In view of the above, we do not concur with your conclusion that you do not have discrete financial information for the costs centers identified in your response. Additionally, we do not believe that it would [not**] be necessary or appropriate to develop new segment measures for purposes of reporting under SFAS 131. Rather, the amounts reviewed by the CODM should be used for purposes of segment reporting.

Response to Comment One

We appreciate the SEC's response to our previous letters and your willingness to allow us the opportunity to explain our conclusion more clearly that the Company has only one operating segment. We seek to clarify our position more succinctly in this response.

It is unclear to the Company per review of the comment letter dated December 12, 2006, whether the SEC believes that each column of the financial report provided to them with the Company's response dated June 28, 2006, constitutes a separate segment or just the appraisal column. The comment letter we received dated December 12, 2006, concludes that the SEC believes the cost centers do have discrete financial data and thus are segments. However, if you review Manatron's most recent response dated September 18, 2006, the Company noted that each column within this report was either a product line or a cost center. The cost centers would not qualify as a segment as they do not generate revenue as outlined within paragraph 10.A. of FAS 131. For purposes of this response, the Company will assume that the SEC is still inquiring on the criteria that the Company believes would exempt each column from consideration for segment reporting.

In addition, the Company has inserted the word [not*] above within SEC comment one as we assume it was meant to be included and deleted the word [not**] as noted above within comment one. As these changes do significantly impact the nature of the comments, please let us know if our assumptions are incorrect.

Due to several factors including the fact that this comment period has been open for approximately 16 months and the Company implemented a major restructuring effective April 26, 2006, the internal financial report initially discussed in our September 9, 2005 response and provided in our June 28, 2006 response is now dated and is no longer utilized by the CODM to make allocation decisions. However, the Company believes it is prudent to accomplish two things with this response. First, the Company wants to continue to elaborate on why we believed the Company did not have segments as noted in our responses submitted to the SEC on August 23, 2005, June 28, 2006 and September 18, 2006. Second, we want to explain how the Company has changed in the past year and share with the SEC the primary report that is currently reviewed and utilized by the CODM in making allocation decisions.

Mr. Craig Wilson, Senior Assistance Chief Accountant
Mr. Marc Thomas, Senior Accountant
Securities and Exchange Commission
January 16, 2007

_____________________________________

We understand that the SEC contends that there is discrete information available for each cost center based on the financial information furnished previously to the SEC. However, our basis for concluding that these cost centers are not operating segments is not based upon that criterion, rather it has been based on the lack of the other two criterions from being met specifically, that the CODM does not use the information to make decisions about resources to be allocated to the segment and assess its performance and that the cost centers do not engage in business activities nor derive revenues.

In addition, the attached table specifies the criterion in paragraph 10 that causes it to not meet the definition of an operating segment:

Product Line or Cost Center	Sub Paragraph of Paragraph 10 in FAS 131 that does not apply
APPRAISAL	B
ASIX	B
CAMA	B
GIS	B
MIRRS	B
OHIO	B
FLORIDA TAX	B
INDIANA TAX	B
NATIONAL TAX	B
TECHNICAL SERVICES	B
DEVELOPMENT	A, B
SALES	A, B
PRODUCT MANAGEMENT	A, B
ACCOUNTING	A, B
HUMAN RESOURCES	A, B
FACILITIES	A, B
COMMUNICATIONS	A, B
INFORMATION SYSTEMS	A, B

The CODM measures performance of the Company using EBITDA. This is further evidenced by the Manatron, Inc. 2006 Executive Stock Incentive Plan, which was approved by our shareholders on October 5, 2006. The Executive Leadership team, which includes the CODM of the Company, has been provided stock options that vest based upon the achievement of targeted levels of EBITDA and EBITDA per share over the next five years.

Mr. Craig Wilson, Senior Assistance Chief Accountant
Mr. Marc Thomas, Senior Accountant
Securities and Exchange Commission
January 16, 2007

_____________________________________

Through fiscal 2003, the last year we disclosed two operating segments, we disclosed that "the primary financial measure that the Company uses for evaluating business segment performance is earnings before interest, taxes and depreciation ("EBITDA"). The Company defines EBITDA as net operating income before deductions for interest expense, depreciation and amortization expense, taxes and interest income."

You will note that the report previously provided to the SEC does not include an amount for EBITDA not only because we can't reasonably compute EBITDA on a disaggregated basis, but because the CODM does not use this report to allocate resources or evaluate financial performance other than at the aggregated level.

The purpose of the internal report provided to the SEC within the Company's response dated June 28, 2006, was so that the CODM could review personnel expenses associated with a given product line or cost center. The CODM also reviewed the totals column. Much of the other information included in the report is inaccurate and therefore would not serve as a basis for the CODM to assess performance or make decisions about resources. For example, the line item entitled "Cost of Revenues," only captures the direct cost of revenue attributed primarily to third parties of the organization such as outsourced labor. This was not a true indicator of the Company's cost of revenue as evidenced by the fact that the resulting gross margin is 75.42%, when in actuality the Company's gross margin is typically in the range of 40% to 45%.

Another way to illustrate this is with an example. Within the table below is the disclosure format that the Company utilized through fiscal 2003, the point in which the Company concluded that it no longer had separate segments. This was primarily due to organizational changes implemented at that time which changed the way the CODM viewed the business.

The Company acquired the appraisal services business in 1993 when it acquired Sabre Systems and Services. This portion of the business operated fairly independently from the rest of the organization for many years. Until 2001, it even existed as a separate legal entity and maintained its own payroll and federal identification number. During fiscal 2004, the Company underwent significant changes to its organizational structure and appraisal services became a product line integrated with the rest of the products of the organization. This was discussed within footnote 1 of the Company's Notes to Consolidated Financial Statements for the year ended April 30, 2004.

If the Company were to attempt to provide a segment disclose similar to that which was provided during fiscal 2003 and prior based upon the financial information that is currently obtainable, you would see the following for the Company's last fiscal year:

Mr. Craig Wilson, Senior Assistance Chief Accountant
Mr. Marc Thomas, Senior Accountant
Securities and Exchange Commission
January 16, 2007

_____________________________________

For the Fiscal Year Ended April 30, 2006:

	Information Software, Systems and Services	Property Mass Appraisal Services	Total Combined Company

Revenues	$29.0	$7.0	$36.0

Amortization and Depreciation expense (1)	NA	NA	$3.2

EBITDA (1)	NA	NA	($3.7)

Capital expenditures (1)	NA	NA	$0.5

Segment assets (1)	NA	NA	$44.4
_________________________

(1)	Effective May 1, 2003, the Company only tracks assets and capital expenditures on a consolidated basis as well as the related amortization and depreciation.

The only way the Company could provide assets, capital expenditures, amortization, depreciation or EBITDA on a disaggregated level would be to manually recreate every transaction that has occurred for the last three years and maintain a separate set of books solely for the purpose of creating segment data to meet the disclosure requirements of SFAS 131. The Company believes this would be impracticable as defined within SFAS 131 paragraph 23, which states that if the necessary information is not available and the cost to develop it would be excessive, then the presentation of segment data is not required.

Furthermore, if we were to attempt to disclose any of our software product lines as a segment we would run into the same issue as there are no assets, capital expenditures, interest, taxes, amortization or depreciation expense tracked in this manner. In addition, there would also have to be a note that states that the amount of contribution margin disclosed is not truly representative of the profit or loss of each respective segment as it excludes all amounts related to development, sales, marketing, software amortization, facilities, communications, legal, external and internal accounting, IT, depreciation, taxes and interest required to generate the revenues for the segment. The Company believes that a disclosure of this manner would add no value to our shareholders and could in fact be misleading.

Mr. Craig Wilson, Senior Assistance Chief Accountant
Mr. Marc Thomas, Senior Accountant
Securities and Exchange Commission
January 16, 2007

_____________________________________

While the Company understands that the absence of a balance sheet on its own does not preclude an organization from segment reporting, we certainly believe that it adds additional support to the fact that the Company does not have discrete financial information available for its product lines.

Due to several reasons including the fact that this comment period has been open for approximately 16 months and the Company executed a major restructuring effective April 26, 2006, the report previously provided to the SEC is no longer utilized by the CODM. The report currently reviewed by the CODM and the Company's Board of Director's has been attached in Appendix 1. Per review of this report, we believe it is clear that the Company has one operating segment, with EBITDA as the key indicator reviewed to make allocation decisions at the consolidated level.

As further support for the manner in which the CODM reviews and makes resource allocation decisions, all new hire, raise and bonus decisions are completed at an aggregated level. All requests for personnel must be approved by the CODM. In making this assessment, the CODM reviews the financial performance and expected performance of the Company on a consolidated level to ensure that the Company's profit and loss statement can support additional labor cost. In addition, when making annual raise and bonus decisions, the CODM identifies the aggregated amount of expense the Company's profit and loss statement can support for raises and or bonuses and then allocates bonuses and raises based upon a review of:

1.	Current salary as a percentage of the midpoint (market value) for a given position.
2.

Individual performance as documented within the employees annual performance review. These are not related to target P&L or EBITDA levels for the product line or cost center the employee is associated with.

3.	Cost of living adjustments.

In conclusion, we do not concur with your presumed conclusion that each cost center should be an operating segment. We believe that the Company has one operating segment based upon FAS 131 and the related SEC interpretative guidance. We believe that each product line or cost center outlined in the report previously reviewed by the CODM does not meet one or more of the three criterions in paragraph 10 of FAS 131, requiring it to be an operating segment and clearly believe that the current report reviewed by the CODM supports a single segment.

Comment Two

Your response to prior comment number 1 also indicates, in part, that if you were to conclude that you do have multiple operating segments, they would meet the criteria for aggregation as outlined within paragraph 17 of SFAS 131. However, the analysis you have provided is not sufficiently detailed to support such a conclusion. Accordingly, please provide a detailed

Mr. Craig Wilson, Senior Assistance Chief Accountant
Mr. Marc Thomas, Senior Accountant
Securities and Exchange Commission
January 16, 2007

_____________________________________

analysis that supports your conclusion. Your analysis should address each operating segment as well as each of the criteria identified in SFAS 131, par.17, including similarity of economic characteristics. Please note that, given the apparent differences in the nature of the products provided by various cost centers and the differences in the reported operating metrics for these cost centers, it appears that aggregation may not be appropriate. For further information regarding segment reporting, see Current Accounting and Disclosure Issues in the Division of Corporation Finance, Section II.L, which can be found at: http://www.sec.gov/divisions/corpfin/acctdis120105.pdf

Response to Comment Two

The Company has attempted to respond to prior comment letters by taking the approach that if the Company did hypothetically have segments, it felt that the Company clearly would be able to aggregate them per the guidance of SFAS 131. Comment 2 requests that the Company provide an analysis that addresses each operating segment as well as each of the criteria identified in SFAS 131, par. 17, including similarity of economic characteristics. While the Company believes that it has already provided this information in its response to the SEC dated September 9, 2005 we believe further elaboration on this issue is necessary.

Accordingly, we have addressed why the aggregation criteria would apply consistent with the guidance provided in paragraph 17 of FAS 131:

Economic characteristics:

Assuming that similar economic characteristics are evidenced by evaluating the gross margins attributable to each operating segment, the Company is unable to evaluate this as the Company only reviews gross margin at an aggregated level and does not have a meaningful measure of gross profit for any disaggregated level.

The nature of the products and services:

The Company's business is focused on providing software and services to enable local governments in North America to completely, fairly and efficiently assess real and personal property, and to bill and collect the related property taxes from its citizens. The Company's software and services manages the entire property life cycle, which includes deed recording, mapping, assessment, tax billing and collection, tax sales and e-government.

Mr. Craig Wilson, Senior Assistance Chief Accountant
Mr. Marc Thomas, Senior Accountant
Securities and Exchange Commission
January 16, 2007

_____________________________________

The nature of the production processes:

The data collected by our appraisal services staff is used in our appraisal (cama) software to derive property values. Property values are then rolled into our Tax software to create and distribute tax bills. In many cases, if the Company is hired to perform the appraisal services, it is this team who provides the training of the software to the client when the values are turned over, even though the training is included in the software contract and not the appraisal contract. There are no cross charges for these activities.

The type or class of customer for their products and services:

The Company's customers are government employees, primarily county auditors and assessors. Many of these individuals are elected into office. The approval process varies by jurisdiction and in some cases the county commissions must also approve purchases. All of the Company's products and services target the same customer base. While some products may target the auditor (tax) versus the assessor (cama), these are very similar positions all within local government. All of the Company's products serve the same customer base (local government) and even the same office within local government (typically the Auditors office) in many cases.

The methods used to distribute their products or provide their services:

The marketing and distribution channels are identical for all of the Company's software and services. In addition, the Company utilizes the same personnel and the same programs for the sales and marketing of all its software and services. Furthermore, the Company has found that the sale of software to a tax or assessing jurisdiction is a conduit to the sale of appraisal and other services or vice versa.

In conclusion, the Company believes that it has one operating segment that provides software and services that enable state and local governments in North America to completely, fairly and efficiently assess real and personal property, and to bill and collect the related property taxes from its citizens. Furthermore, we believe that any attempt to provide disaggregated information to our shareholders would be very misleading and not representative of how the business is viewed by the CODM.

Mr. Craig Wilson, Senior Assistance Chief Accountant
Mr. Marc Thomas, Senior Accountant
Securities and Exchange Commission
January 16, 2007

_____________________________________

The Company will continue to evaluate the requirements of FAS 131 as well as the further guidance provided in the Current Accounting and Disclosure Issues in the Division of Corporation Finance, Section II.L, as it moves forward and continues to modify its internal organizational structure, with a key focus on the reports utilized by the CODM in making resource allocation decisions.

If the SEC is still not in agreement with our conclusion after review of this and prior responses, we respectively request that a conference call be scheduled to conclude this matter.

Sincerely,

/s/ Krista L Inosencio
Krista L Inosencio Chief Financial Officer (269)567-2900 ext. 284 Krista.inosencio@manatron.com

/s/ G. William McKinzie
G. William McKinzie President, COO and CODM

/s/ Paul R. Sylvester
Paul R. Sylvester Co-Chairman and Chief Executive Office

APPENDIX 1

MANATRON INC
YEAR OVER YEAR PROFIT AND LOSS RESULTS
SIX MONTHS ENDED OCTOBER 31, 2006

	ACTUAL	BUDGET
	OCTOBER 31, 2006	OCTOBER 31, 2006	VARIANCE

REVENUES
HARDWARE SALES
SOFTWARE SALES - MANATRON
SOFTWARE SALES - THIRD PARTY
SOFTWARE SUPPORT
HARDWARE MAINTENANCE
FORMS AND SUPPLIES
PROFESSIONAL SERVICES/TRAINING
PRINTING AND PROCESSING
MAPPING SERVICES
SUBSCRIPTION REVENUE
APPRAISAL SERVICES
REIMBURSABLE TRAVEL
MISCELLANEOUS
TOTAL REVENUES

COST OF REVENUES
HARDWARE SALES
SOFTWARE AMORTIZATION
APPLICATION SOFTWARE
SOFTWARE - 3RD PARTY
HOSTING
HARDWARE MAINTENANCE
FORMS AND SUPPLIES
PRINTING AND PROCESSING SERVICES
OUTSOURCED LABOR
PERFORMANCE BONDS
MISCELLENEOUS
TOTAL COST OF REVENUES

GROSS PROFIT

OPERATING EXPENSES

1

	ACTUAL	BUDGET
	OCTOBER 31, 2006	OCTOBER 31, 2006	VARIANCE

PERSONNEL
SALARIES AND WAGES
CAPITALIZED SOFTWARE
PAYROLL TAXES
BONUS/PROFIT SHARING
STOCK COMPENSATION
W/C, GROUP INSURANCE
RECRUITMENT/RELOCATION EXPENSE
401K EXPENSE
SEMINARS AND TUITION EXPENSE
DUES AND SUBSCRIPTIONS/PROF. DEV.
TOTAL PERSONNEL EXPENSE

TRAVEL
AIRFARE
CAR ALLOWANCES
GAS & MILEAGE
AUTO RENTAL
LODGING
MEALS
OTHER TRAVEL
TOTAL TRAVEL EXPENSES

FACILITIES
RENT EXPENSE- BUILDING
RENT EXPENSE- EQUIPMENT
DEPRECIATION
REPAIRS AND MAINTENANCE
PROPERTY TAXES
UTILITIES
OUTSIDE SERVICES
TOTAL FACILITIES EXPENSE

COMMUNICATIONS
TELEPHONE EXPENSE
CELLULAR PHONE EXPENSE
TOTAL COMMUNICATIONS

SALES AND MARKETING
ADVERTISING
COMMISSIONS
CONVENTIONS AND MEETINGS
OUTSOURCED LABOR
TOTAL SALES AND MARKETING

2

	ACTUAL	BUDGET
	OCTOBER 31, 2006	OCTOBER 31, 2006	VARIANCE

ADMINISTRATIVE
ANNUAL REPORT
BAD DEBTS
POSTAGE AND FREIGHT
INSURANCE-GENERAL
LEGAL AND ACCOUNTING
OUTSIDE SERVICES
SUPPLIES/INTERNAL FORMS EXPENSE
OTHER TAXES
INTANGIBLE AMORTIZATION
MISCELLANEOUS
ADMINISTRATIVE EXPENSE

TOTAL OPERATING EXPENSES

OPERATING INCOME(LOSS)

OTHER INCOME (EXPENSE)
INTEREST EXPENSE
INTEREST INCOME
RENTAL INCOME
TOTAL OTHER

INCOME (LOSS) BEFORE TAX PROVISION
FEDERAL AND STATE INCOME TAXES
NET INCOME (LOSS)

EBITDA

Note:  The values have been removed as the Company does not provide specific guidance to its shareholders. As the Company's responses will be posted on the internet and available to the public we believe it is important to not disclose our budgeted figures.

In addition, as the source documents listed below are proprietary to the Company, we respectfully request that they not be disclosed with the Company's responses when the SEC posts our responses on its website. These would include:

•	Agreement and specifications for the revaluation of Lorain County, Ohio
•	Lorain County, Ohio progress report
•	Internal financial summary reviewed and relied upon by the Company's CODM as submitted with the response dated June 28, 2006.

3